EXHIBIT D.6

                         STATE OF NEW HAMPSHIRE

                              BEFORE THE

                      PUBLIC UTILITIES COMMISSION


                          Docket No:  DE-00-





              Public Service Company of New Hampshire
                 North Atlantic Energy Corporation
              North Atlantic Energy Service Corporation
                       Northeast Utilities
                     Consolidated Edison, Inc.




Joint Petition of Public Service Company of New Hampshire, North Atlantic
       Energy Corporation, North Atlantic Energy Service Corporation,
               Northeast Utilities and Consolidated Edison, Inc.
                         For Approval of Merger





                             January 18, 2000


                         STATE OF NEW HAMPSHIRE
                              BEFORE THE
                       PUBLIC UTILITIES COMMISSION

                              DE-00-

Re:	Public Service Company of New Hampshire, North Atlantic Energy
Corporation, North Atlantic Energy Service Corporation, Northeast Utilities and Consolidated Edison, Inc.


                  Joint Petition for Approval of Merger

	Public Service Company of New Hampshire ("PSNH"), North Atlantic Energy Corporation ("NAEC"), North Atlantic Energy Service Corporation ("NAESCO"), Northeast Utilities ("NU") and Consolidated Edison, Inc. ("CEI") (together, the "Joint Petitioners") hereby submit this petition requesting that the New Hampshire Public Utilities Commission (the "Commission"), pursuant to the provisions of RSA 369:8 and RSA Chapter 374, and any other applicable statutes, approve the acquisition by CEI of NU, the parent company of PSNH, NAEC and NAESCO, which will be accomplished through a merger as described herein. As a result of these transactions, NU will become a direct, wholly-owned subsidiary of a newly formed public utility holding company ("New
CEI"). New CEI's outstanding shares of common stock will be wholly owned by the holders of CEI and NU common shares. PSNH, NAEC and NAESCO will continue to be wholly-owned subsidiaries of NU. The transactions described above collectively constitute the merger referenced in this petition.

	As described below, and as supported in detail by the prefiled written testimony of Michael G. Morris and Hyman Schoenblum submitted on behalf of the Joint Petitioners, the merger described above will not adversely affect the rates, terms, service or operation of PSNH, NAEC and NAESCO, will result in "no net harm" to the customers of PSNH, NAEC and NAESCO, and therefore, the proposed transaction is lawful, proper and in the public interest, and meets the public-interest standard embodied in RSA 369:8 and RSA Chapter 374, including but not limited to RSA 374:33, and any other applicable statutes.


In support thereof, the Joint Petitioners state the following:

1. PSNH, NAEC and NAESCO are New Hampshire public utility corporations with a principal place of business in Manchester, New Hampshire. NU is the owner of 100 percent of the common stock of PSNH, NAEC and NAESCO.

2. NU, a Massachusetts business trust headquartered in Berlin, Connecticut, is the parent company of the Northeast Utilities system (the "NU
System") and a registered holding company under the Public Utility
Holding Company Act of 1935 ("PUHCA"). The NU System currently serves approximately 30 percent of New England's electric needs, with approximately 1.7 million utility customers.

3.  The legal name and principal place of business of CEI is:

	Consolidated Edison, Inc.
	4 Irving Place
		New York, New York 10003

CEI, incorporated in New York in 1997, is the public utility holding company for Consolidated Edison Company of New York, Inc. ("CECONY") and Orange and Rockland Utilities, Inc. ("O&R"), both of which are regulated utilities. CECONY and O&R, which are described more fully below, serve three million electric customers in New York, New Jersey and Pennsylvania and one million gas customers in New York and Pennsylvania. CECONY also serves approximately 2,000 steam customers in Manhattan. The franchise territory of CEI subsidiaries is shown in Exhibit 1.

CEI also has four non-utility subsidiaries which provide electric and gas supply services, invest in energy infrastructure projects, market technical services and develop and manage infrastructure for a communications business. CEI has no employees and no significant business operations other than through its regulated and non-regulated subsidiaries. For the twelve months ending September 30, 1999, CEI had approximately $7.2 billion in consolidated operating revenues.

	CEI's Regulated Utility Subsidiaries

CECONY, incorporated in New York State in 1884, provides electric service to over 3 million customers and gas service to over 1 million customers in New York City and Westchester County, as well as steam service to parts of New York City. CECONY's principal place of business is in New York City and it has approximately 14,200 employees. CECONY is regulated by the New York State Public Service Commission ("NYPSC").

For 1998, which was prior to the closing of CEI's acquisition of O&R, substantially all of CEI's operating revenues, operating income, net income and total assets were those of CECONY. CECONY's 1998 operating revenues were approximately $7.0 billion, of which $5.0 billion were electric operating revenues, $1.0 billion were gas operating revenues and $322 million were steam operating revenues. In 1998, CECONY had $5.7 billion in electric sales, of which 36.5 percent was to residential customers, 62 percent was to commercial customers and industrial customers and the balance to railroads and public authorities.

As of December 31, 1998, CECONY's electric transmission system had approximately 432 miles of overhead circuits operating at 138, 230, 345 and 500 kV; approximately 381 miles of underground circuits operating at 138 and 345 kV; 267 miles of radial sub-transmission circuits operating at 138 kV; and 14 transmission substations supplied by circuits operated at 69 kV and above with a total transformer capacity of 15,731 megavolt amperes. These transmission facilities are located in New York City and Westchester, Orange, Rockland, Putnam and Dutchess counties in New York State. CECONY has transmission interconnections with Niagara Mohawk, Central Hudson, O&R, New York State Electric and Gas Corporation, Connecticut Light and Power Company, Long Island Lighting Company, the New York Power Authority and Public Service Electric and Gas Company. CECONY's electric distribution system includes 290 distribution substations in New York City and Westchester County, New York, with a transformer capacity of 20,168 megavolt amperes, 32,429 miles of overhead distribution lines and 87,910 miles of underground distribution lines.

	At the beginning of 2000, CECONY will have approximately 1,500 MW of generating capacity it owns and operates, 462 MW of entitlements to jointly owned units, 2,090 MW of non-utility generation ("NUG") contracts and 550 MW of other contracts. The owned capacity includes the 931 MW Indian Point Unit 2 ("IP2") nuclear generating station located in Westchester County. In December 1999, CECONY announced that it was pursuing operating and ownership alternatives for IP2. The balance of CECONY's owned capacity includes approximately 460 MW that produces both electricity and steam for its steam distribution system in Manhattan and some small combustion turbines located in various facilities in New York City. CECONY has agreed in principle to sell its share of the Roseton Generating Station, which it jointly owns with Niagara Mohawk Power Company ("NiMo") and Central Hudson Gas and
Electric Corporation ("CHG&E"), as part of CHG&E's divestiture, which is required to be completed by June 2001. This sale will reduce CECONY's capacity, including NUG's, by 462 MW to 4,140 MW.

	CECONY's natural gas distribution system includes approximately 4,200 miles of mains and 362,300 service lines. CECONY owns a natural gas liquification facility and storage tank at its Astoria property in
Queens.  This plant can store approximately 1,000 mdth, of which a
maximum of about 250 mdth can be withdrawn per day.   CECONY has an
additional 1,230 mdth of natural gas storage capacity at a field in upstate New York owned and operated by Honeoye Storage Corporation, in which CECONY has a 28.8 percent ownership interest.

CECONY also generates steam for distribution at three steam/electric generating stations and five steam-only generating stations. Steam is distributed to customers through approximately 86 miles of mains and 18 miles of pipelines.(1)


(1) CECONY has two wholly-owned subsidiaries: Davids Island Development Corporation ("Davids Island") and D.C.K. Management Corporation ("DCK"). Davids Island owns realy property acquired as a possible site for an electric generating plant in Dutchess and Columbia Counties in New York State, which it is in the process of disposing. DCK owns real property in New York City.

O&R and Its Subsidiaries

In July 1999, CEI completed its acquisition of O&R for $791.5 million in cash. As a wholly-owned utility subsidiary of CEI, O&R, along with its two utility subsidiaries -Rockland Electric Company ("RECO") and Pike County Light and Power Company ("Pike") -provides electric service to 274,000 customers and natural gas service to 117,000 customers in southeastern New York State and adjacent sections of New Jersey and Pennsylvania. O&R's, RECO's and Pike's service territories cover approximately 1,350 square miles, extending along the west bank of the Hudson River, directly across from CECONY's service territory, as illustrated in Exhibit 1.

O&R, a New York corporation with its principal office in Pearl River, New York, has been providing electric and gas service in New York State for approximately 100 years. In 1998, O&R had operating revenues of approximately $626 million, of which approximately $490 million (78.3 percent) were electric operating revenues and $136 million (21.7 percent) were gas operating revenues. O&R has approximately 1,000 employees.

O&R owns and operates 617 circuit miles of transmission lines, 78 substations, 84,509 in-service line transformers, 4,967 pole miles of overhead distribution lines, and 2,271 miles of underground distribution lines. O&R's gas operations include three propane air gas plants, which have a combined capacity of 30,600 Mcf per day natural gas equivalent. The gas distribution system includes 1,758 miles of mains.


O&R is regulated by the NYPSC, RECO is regulated by the New Jersey Board of Public Utilities ("NJBPU") and Pike is regulated by the Pennsylvania Public Utility Commission ("PaPUC"). RECO has two wholly-owned non-utility subsidiaries, which in turn have subsidiaries engaged in the energy service and real estate businesses.(2)

O&R also has three wholly-owned non-utility subsidiaries: Clove Development Corporation ("Clove"), a New York corporation, O&R Energy Development, Inc. and O&R Development, Inc., both Delaware corporations. Clove holds approximately 5,200 acres of real estate, located primarily in the Mongaup Valley region of Sullivan County, New York. O&R Development, Inc., which was formed to promote industrial and corporate development in O&R's service territory by providing improved sites and buildings, owns approximately 200 acres of land, which are being marketed for sale. O&R Energy Development, Inc. is currently inactive.

CEI's Non-Regulated Subsidiaries

CEI currently has four wholly-owned, non-utility, non-regulated subsidiaries: Consolidated Edison Solutions, Inc. ("CES"), Consolidated Edison Development, Inc. ("CED"), Consolidated Edison Energy, Inc. ("CEE") and Consolidated Edison Communications, Inc. ("CECI").


(2)  RECO's two wholly-owned non-utility subsidiaries are Enserve
Holdings, Inc. ("Enserve") and Saddle River Holdings Corp. ("SRH"), both Delaware corporations. Enserve has two wholly-owned currently inactive non-utility subsidiaries, Palisades Energy Services, Inc., which provides non-regulated energy services to industrial, commercial, institutional and government energy users, and Compass Resources, Inc. ("Compass"), which was formed to invest in energy technology ventures and new energy processes. RECO's other non-utility subsidiary, SRH, was established for the purpose of investing in non-utility business ventures. SRH has two wholly-owned non-utility subsidiaries, NORSTAR Holdings, Inc. ("NHI") and Atlantic Morris Broadcasting, Inc. ("AMB"). NHI has two wholly-owned non-utility subsidiaries, NORSTAR Management, Inc. ("NMI"), and Millbrook Holdings, Inc. ("Millbrook"). NMI is the sole general partner of NORSTAR Energy Limited Partnership, a gas marketing company that is discontinuing operations. The NORSTAR Partnership is the majority owner of NORSTAR Energy Pipeline Company, LLC, which is currently inactive. NHI's Millbrook subsidiary holds a leasehold interest in non-utility real estate in Morris County, New Jersey. SRH's other non-utility subsidiary, AMB, which owned six radio stations, is currently inactive.


CES is an energy service company providing competitive gas and electric supply and energy-related products and services. CES has an interest in Inventory Management & Distribution Company, Inc. ("IMD"), an energy marketing firm, and in Remote Source Lighting International, Inc.
("RSLI"), a lighting technology company.

CED invests in energy infrastructure projects and markets CECONY's technical services. CE Development has invested in electric generating plants in California, Michigan, Guatemala and the Netherlands.(3)

Another wholly-owned CEI subsidiary, CEE, markets specialized energy supply services to wholesale customers in the Northeast and Mid-Atlantic states. In July 1999, CEE, through its subsidiary Consolidated Edison Energy Massachusetts Inc. purchased 290 MW of electric generating capacity from Western Massachusetts Electric Company, which it currently owns and operates.

	The remaining wholly-owned CEI subsidiary, CECI, was formed to explore opportunities to build a communications business by leveraging CECONY's expertise in building and managing infrastructure, including fiber optic cable. On November 23, 1999, CECI executed an agreement to purchase
10.75 percent of the common stock, on a fully-diluted basis, of NorthEast Optic Network, Inc. ("NEON"), a Westborough, Massachusetts-based provider of broadband telecommunications services in New England and New York State. NU owns approximately 30 percent of NEON.



(3)  CED has five direct operating subsidiaries: (i) Con Edison
Development, Guatemala, Ltd. invests in projects in Latin America; (ii) Consolidated Edison Leasing, Inc. has an investment in a leveraged-lease transaction in a power plant in the Netherlands; (iii) Con Edison Leasing, LLC, has an investment in a leveraged-lease transaction in a gas distribution system in the Netherlands; (iv) CED Ada, Inc. which has an indirect interest in a qualifying cogeneration facility in Michigan; and (v) Carson Acquisition, Inc. which has an indirect leasehold interest in a qualifying cogeneration facility in California.



4.	The merger will be consummated under an Agreement and Plan of Merger dated as of October 13, 1999 as amended and restated January 11, 2000 by and between CEI and NU (the "Merger Agreement"), a copy of which is attached hereto as Exhibit 2. The merger was approved by both the NU
Board of Trustees and the CEI Board of Directors in meetings on October
12, 1999.

5.	Pursuant to the Merger Agreement, CEI will acquire NU for a base price of $25 per NU common share, subject to adjustments as described more fully below. To effect the acquisition, CEI will merge into New CEI, a new parent holding company incorporated in Delaware, formerly called CWB Holdings, Inc. A subsidiary of New CEI, N Acquisition Corp., will then merge into NU, with NU being the entity surviving that merger. As a result of these transactions, NU will become a direct, wholly-owned subsidiary of New CEI, the parent of the combined company. These two transactions collectively constitute the Merger referred to in this Application. The combined company will conduct business under the name "Consolidated Edison, Inc."

6.	Upon completion of the Merger, the former holders of CEI and NU common shares will together own all of the outstanding shares of common stock of New CEI. New CEI will in turn own all of the outstanding common shares of CECONY, NU, O&R and CEI's non-utility subsidiaries. NU will continue to own its regulated utilities. New CEI will register with the Securities and Exchange Commission ("SEC") as a registered public utility holding company pursuant to the PUHCA.

7.	As the result of the Merger, each CEI shareholder will receive one share of New CEI common stock for each CEI common share that he or she holds.
NU shareholders may elect to receive stock or cash consideration.  Each
NU shareholder may elect to receive, for each NU common share, a fraction of a share of New CEI common stock equal to a numerator of $25.00 divided by the weighted average trading price of CEI common shares over 20 trading days randomly selected from the 40 trading days ending five trading days prior to the closing of the Merger. However, the CEI share price used to calculate this fraction will not be less than $36.00 nor greater than $46.00. The Merger Agreement further provides that $1.00 is to be added to the numerator if, prior to the closing of the Merger, NU enters into binding agreements to sell certain nuclear facilities which meet specific conditions set forth in the Merger Agreement (the "Divestiture Condition"). In addition, $0.0034 will be added to the numerator for each day after August 5, 2000 through the day prior to the closing of the merger.

8.	In the alternative, holders of NU common shares may elect to receive, for each NU common share, cash consideration equal to $25.00 per NU common share, provided that an additional $1.00 per share will be payable if, prior to the closing of the Merger, NU satisfies the Divestiture Condition, and an additional $0.0034 will be added to the numerator described above for each day after August 5, 2000 through the day prior to the closing of the Merger.

9.	Elections by NU shareholders for stock or cash consideration will each be subject to allocation and proration procedures. These procedures provide that not more than 50 percent of the aggregate number of NU shares eligible to receive Merger consideration will be converted into the right to receive cash consideration, and not more than 50 percent of the aggregate number of NU shares eligible to receive Merger consideration will be converted into common stock of the combined company.

10.	If the Merger closes prior to December 31, 2000, and the Divestiture
Condition has not been satisfied, but thereafter and on or prior to December 31, 2000 the Divestiture Condition is satisfied, then each NU shareholder (whether the shareholder elected stock or cash consideration) will be entitled to $1.00 per converted NU common share to be paid in cash by New CEI.

11.	The aggregate price to be paid to NU shareholders (including the value of the stock consideration), which is estimated to be not more than $3.8 billion, will depend upon the adjustments described above and the number of NU common shares outstanding at the completion of the Merger.

12.	The proposed merger of CEI and NU will not have any impact on the
Commission's regulatory authority over NU's New Hampshire operations. PSNH, NAEC and NAESCO will continue to be subsidiaries of NU, and will continue to be subject to the Commission's jurisdiction in the same manner as they have in the past.

13.	CEI and NU seek New Hampshire Public Utilities Commission approval of the merger on or before June 1, 2000, in order that the merger can be completed in July, 2000. In addition to various regulatory filings and approvals, completion of the Merger requires, among other things, the approval of at least a majority of the CEI shares outstanding and entitled to vote and at least two-thirds of the NU shares outstanding and entitled to vote.

14.	Consummation of the merger between CEI and NU is subject to certain conditions, which include regulatory approval by the Commission, as set forth in Article VI of the Merger Agreement. Other required regulatory reviews include those of the state regulatory commissions in Connecticut, Maine, Massachusetts, New Jersey, New York, Pennsylvania and Vermont. The merger is also conditioned upon and requires the approvals of the Securities and Exchange Commission, the Federal Energy Regulatory Commission and the Nuclear Regulatory Commission. In addition the waiting period under the Hart Scott Rodino Antitrust Improvements Act of 1976 will have to expire without objection from the U.S. Justice Department or the Federal Trade Commission.

15.	In Northern Utilities, Inc., Docket No. DF 98-040, Order No. 22,983
(1998) ("Northern Utilities"), the Commission approved a stipulation between the parties that granted Northern the right to request recovery of merger-related costs in a future proceeding on the condition that the benefits of the merger to customers are demonstrated to equal or exceed such costs. Northern Utilities at 4, 7. In approving the stipulation, the Commission ruled that Northern's customers would not be harmed as a result of the merger because, among other things, the conditions set forth therein: (1) required Northern to substantiate savings resulting from the merger before seeking to include any part of the acquisition premium in rates; and (2) deferred a determination regarding capital structure issues until the time of any such request. Id. at 7.

16.	In New England Electric System, DE 99-035, Order No. 23,308 (1999) ("New
England Electric"), the Commission stated that the mandate in RSA 369:8, which requires that mergers will "not adversely affect the rates, terms service, or operation of the public utility within the state" embodies the same standard reflected in RSA 374:33, which authorizes the Commission to approve mergers that are "lawful, proper and in the public interest." New England Electric, slip op. at 16. Thus, proposed mergers must meet a "no net harm" test in order to be approved by the Commission. Id. The Commission stated that, in applying the no net harm test, it must "assess the benefits and risks of the proposed merger and determine what the overall effect on the public interest will be, giving the transaction...approval if the effect is at worst neutral from the public interest perspective." Id. Accordingly, the Commission's standard will be met where an applicant for approval of a merger demonstrates that customers would be no worse off with the merger than without the merger. Id. at 17.

17.	Pursuant to the Commission's findings in Northern Utilities and New
England Electric, the Joint Petitioners file herewith a merger proposal that exceeds the Commission's "no net harm" standard. Specifically, the merger will result in no significant changes in the operation or the regulation of PSNH, NAEC and NAESCO, and the Joint Petitioners are not seeking recovery of any acquisition premium associated with the merger and acquisition. As the cost savings associated with the merger are expected to take several years to fully materialize, pursuant to the terms and conditions of the Settlement Agreement, these savings will flow through to customers in the ordinary course after the Initial
Delivery Charge Period (i.e. commencing after the first 30 months after competition).

18.	The proposed transactions and the expected benefits are discussed in detail in the accompanying testimonies of Michael G. Morris and Hyman Schoenblum. As indicated in the testimonies, the benefits of the merger include an estimated cumulative net $1.3 billion of savings over an initial ten year period for the combined entity. These savings are estimated to result from the elimination of duplicate corporate and administrative functions and greater efficiency in operations and business processes and increased purchasing efficiencies, increased opportunities for employees, a strengthening of the ability to offer additional services to customers, enhancement of competition and continued commitment to service reliability, economic development and community involvement.

WHEREFORE, the Joint Petitioners respectfully request that the Commission

	a.	Determine that the proposed acquisition of NU, and of its wholly-
owned subsidiaries PSNH, NAEC and NAESCO by CEI, which will be accomplished through the merger of CEI and New CEI, and the merger of a subsidiary of CEI into NU, with NU being the entity surviving that merger, and that the terms thereof will not adversely affect the rates, terms, service or operation of PSNH, NAEC and NAESCO, that the merger meets the "no net harm" test and is lawful, proper and in the public interest.

	b.	Approve the above-described transactions as filed in accordance with RSA 369:8 and RSA Chapter 374, including RSA 374:33, and any other applicable statutes.

	c.	Issue such other and further orders as may be necessary and just and reasonable.

Respectfully submitted,
JOINT PETITIONERS:

Public Service Company of
New Hampshire
North Atlantic Energy Corporation
North Atlantic Energy Service Corporation
Northeast Utilities

By Their Attorneys,


Robert A. Bersak
Assistant Secretary and
Assistant General Counsel


Catherine E. Shively
Senior Counsel

Public Service Company of
New Hampshire
1000 Elm Street
Manchester, NH 03101
(603) 634-3555


and

Consolidated Edison, Inc.

By its Attorney


Edwin J. Scott
Consolidated Edison Company
   of New York, Inc.
4 Irving Place
New York, New York 10003




Dated January 18, 2000